
SEC MAIL RECEIVED PROCESSING
FEB 2 3 2011
211
WASH. D.C. SECTION



UNITED STA¹
SECURITIES AND EXCHANG
Washington, D.C.

11015956

OMB APPROVAL
Number: 3235-0123
ıs: April 30, 2013
ated average burden
hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67496

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/1/2010   AND ENDING   12/31/2010

             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HRC Fund Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Maiden Lane

(No. and Street)

New York	New York	10038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott D. Daniels   (212) 751-4422

                                                   (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.

(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	7068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I,   Scott D. Daniels   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

    HRC Fund Associates LLC   , as of

    December 31   ,2C 10 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Title

_____
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/ 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

HRC FUND ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

HRC FUND ASSOCIATES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein. Kass & Company. P.C.
4 Becker Farm Road
Roseland. NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
HRC Fund Associates, LLC

We have audited the accompanying statement of financial condition of HRC Fund Associates, LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HRC Fund Associates, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 17, 2011

1

 

HRC FUND ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash and cash equivalent	$	390,519
Fees receivable		155,945
Deferred tax asset		770
Prepaid expenses		17,743
	$	564,977

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	44,071
Due to affliliate		117,551
		161,622
Members' equity		403,355
	$	564,977

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant account policies

Nature of Business

HRC Fund Associates, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist of acting as a placement agent (or finder) for hedge funds and similar private investment funds and marketing agent for registered mutual funds. The Company markets these mutual funds exclusively to other registered broker-dealers and financial consultants and does not transact any wholesale or retail sales of mutual fund shares. The Company is registered as a broker-dealer in 34 states and has one office located in New York City.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 17, 2011. Subsequent events have been evaluated through this date.

Cash Equivalent

The Company considers its investments in a short-term money market account to be a cash equivalent.

Fees Receivable

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts. Fees receivable are written off when management determines the fees are not collectible. No allowance for doubtful accounts was required at December 31, 2010.

Management, Performance and Marketing Fees

Management and performance fees are recognized based on the terms of the related contracts and financial information received by management reflecting the capital balances of the managed funds and the performance of the respective funds. According to a referral agreement with an affiliated investment advisor, marketing fees are recognized based on a percentage of the fee received by the advisor.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company, however, is subject to the New York City Unincorporated Business Tax ("UBT").

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2007.

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENT

---

1. Nature of business and summary of significant account policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related party transactions

Service Agreement

Pursuant to a service agreement, an affiliate of the Company provides various services and other operating assistance to the Company. The agreement provides for professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel, and other general and administrative services. The total amount charged by the affiliate, under this agreement, was approximately $324,000 for the year ended December 31, 2010. At December 31, 2010 the amount due to the affiliate for fees pursuant to the service agreement was approximately $112,000, which was paid on January 26, 2011.

An affiliate of the Company provides bookkeeping, accounting, tax preparation and compliance services. The total amount charged by the affiliate was approximately $57,400 for the year ended December 31, 2010. At December 31, 2010 approximately $6,000 was due to the affiliate for such services.

Major Customer

Management, performance and marketing fees earned from two affiliated customers accounted for 32% of the fees earned in 2010 and 23% of the fees receivable at December 31, 2010. The general partner of the customers from which the Company has derived its management and performance fees for the year ended December 31, 2010 are owned 50% by an individual who is also a member of the Company.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was approximately $229,000, which was approximately $218,000 in excess of its minimum requirement of $11,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub paragraph (k)(2)(i) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENT

5. Income taxes

At December 31, 2010, the Company had net operating loss carry forwards of approximately $49,000 for New York City UBT, which resulted in a deferred tax asset of approximately $700. The net operating loss carry forwards begin to expire in 2028. The Company recorded income tax expense of approximately $13,000 for the year ended December 31, 2010 in the accompanying financial statements.

6. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions, which at times, may exceed federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2013. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligation.